UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934
For the month of May 2026
(Commission File No. 001-40634)

Gambling.com Group Limited
(Translation of registrant’s name into English)

22 Grenville Street
St. Helier, Jersey
JE4 8PX, Channel Islands
(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

INCORPORATION BY REFERENCE

This Report on Form 6-K (this “Report”) shall be deemed to be incorporated by reference into the registration statements on Forms F-3 (File Nos. 333-272030 and 333-289617) and Forms S-8 (File Nos. 333-258412, 333-262539, 333-270786, 333-278149, 333-278155, 333-285963 and 333-294462) of Gambling.com Group Limited (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this Report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K
Results of Annual General Meeting of the Company

The Company held the 2026 Annual General Meeting on May 20, 2026 (the “Annual General Meeting”). The Company’s shareholders considered the following proposals, each of which is described in greater detail in the Company’s Notice of 2026 Annual General Meeting, dated April 21, 2026.

1.     Approval of the Company’s Annual Report and Accounts for the financial year ended December 31, 2025, together with the reports of the directors and the auditor.

Based on the votes set forth below, the proposal to receive the Company’s Annual Report and Accounts for the financial year ended December 31, 2025, together with the reports of the directors and the auditor, was approved.

For	Against	Abstain
16,703,206	16,495	17,548

2.     Appointment of Director.

Based on the votes set forth below, the following director was elected as a Class II director.

	For	Against	Abstain
Johnny Hartnett	16,610,695	42,452	84,102

3.     Appointment of Director.

Based on the votes set forth below, the following director was elected as a Class II director.

	For	Against	Abstain
Carol Anderson	16,603,808	48,851	84,590

4.     Re-appointment of Independent Auditor.

Based on the votes set forth below, the proposal to re-appoint BDO LLP as auditor of the Company to hold office from the conclusion of the 2026 Annual General Meeting until the conclusion of the annual general meeting of the Company to be held in 2027 was approved.

For	Against	Abstain
24,500,366	475,113	41,189

5.     Approval to authorize the Audit Committee to fix the remuneration of the auditors.

Based on the votes set forth below, the proposal to authorize the audit committee to fix the remuneration of the auditors was approved.

For	Against	Abstain
24,760,770	88,682	167,216

6.     Approval to amend the Company’s Amended and Restated Memorandum and Articles of Association.

Based on the votes set forth below, the proposal to approve a special resolution to amend the Company’s Amended and Restated Memorandum and Articles of Association to permit the Company’s name to be changed by resolution of the Board of Directors of the Company, subject to applicable law, was approved.

For	Against	Abstain
16,684,682	28,436	14,131

Composition of Committees of Board of Directors

Following the Annual General Meeting, the Company’s Board of Directors currently consists of seven members and the composition of the committees of the Board is as follows: (i) the Audit Committee consists of Carol Anderson, Susan Ball and Michael Quartieri, with Susan Ball serving as the Chairperson of the Audit Committee, (ii) the Compensation Committee consists of Susan Ball, Johnny Hartnett and Michael Quartieri, with Michael Quartieri serving as the Chairperson of the Compensation Committee, and (iii) the Nominating and Corporate Governance Committee consists of Carol Anderson, Susan Ball and Fintan Costello, with Fintan Costello serving as the Chairperson of the Nominating and Corporate Governance Committee.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Gambling.com Group Limited
(Registrant)

By:	/s/ Elias Mark
Name:	Elias Mark
Title:	Chief Financial Officer

Date: May 21, 2026